SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Neoprobe Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

640518106
(CUSIP Number)

Christopher P. Davis, Esq.
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum-Montaur Life Sciences, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
(b)     [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
9,600,744

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
9,600,744

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
9,600,744

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[x]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%

14.TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
(b)     [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
9,600,744

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
9,600,744

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
9,600,744

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*[x]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The Reporting Persons (as defined below) had previously reported their holdings in the Schedule 13G originally filed on August 18, 2009, as subsequently amended.

ITEM 1.Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share ("Common Stock"), of Neoprobe Corporation (the "Issuer").  The Issuer's principal executive office is located at 425 Metro Place North, Suite 300, Dublin, Ohio 43017-1367.

ITEM 2. Identity and Background.

(a)-(c) and (f)

The names of the persons filing this statement on Schedule 13D are: Platinum-Montaur Life Sciences, LLC, a Delaware limited liability company (“Montaur”), and Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (the “Master Fund,” and together with Montaur, the "Reporting Persons").  The Master Fund is the parent and managing member of Montaur.

Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”), is the investment manager and general partner of the Master Fund.  Mark Nordlicht, a United States citizen (“Mr. Nordlicht”), and Uri Landesman, a United States citizen (“Mr. Landesman”), are the controlling persons of Platinum Management.

The principal business address for each of Montaur, Platinum Management, Mr. Nordlicht and Mr. Landesman is 152 West 57th Street, 4th Floor, New York, New York 10019.

The principal business address for the Master Fund is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

The principal business of each of Montaur and the Master Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of Platinum Management is providing investment management services.

Each of Mr. Nordlicht’s and Mr. Landesman’s principal occupation is serving as an officer of Platinum Management.

(d)During the last five years, none of the persons or entities listed above in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the persons or entities listed above in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the securities described in Item 5 below, which includes the shares of Common Stock reported herein as beneficially owned by the Reporting Persons, at an aggregate cost of $16,450,000.  The funds used to purchase such securities were obtained from the general working capital of the Master Fund and Montaur, as applicable, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

ITEM 4.Purpose of Transaction.

The Reporting Persons have submitted the nominations of Peter Drake, Mark Greene and Jess Jones (collectively, the “Stockholder Nominees”), three independent, highly-qualified candidates, for election at the Issuer’s 2011 annual meeting of stockholders (the “2011 Annual Meeting”) to the Issuer’s Board of Directors as directors whose terms continue until the 2014 annual meeting of stockholders.  The Reporting Persons reserve the right to solicit proxies to see that these candidates are added to the Issuer’s Board of Directors, but have made no definitive decision to do so at this time.  Additionally, the Reporting Persons have other concerns regarding the Issuer, including those relating to the management, capital allocation and governance policies of the Issuer, and the Reporting Persons reserve the right to make stockholder proposals and solicit proxies in support of such proposals.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities or securities currently owned by them at any time, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors, or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities.  The Reporting Persons may communicate with the Issuer’s management and/or board of directors or with other stockholders to discuss any purposes, plans or proposals.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.Interest in Securities of the Issuer.

(a)The Reporting Persons collectively beneficially own 9,600,744 shares of Common Stock, which includes 7,927,875 shares of Common Stock issuable upon the conversion and/or exercise of the preferred stock and/or warrants described below.  The shares of Common Stock beneficially owned by the Reporting Persons represent 9.99% percent of the outstanding shares of Common Stock.  The 9.99% ownership calculation was based on the 88,175,675 shares of Common Stock reported by the Issuer as being outstanding as of March 11, 2011 in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 16, 2011.

                          The Master Fund individually owns 1,467,233 shares of Common Stock, which represents approximately 1.6% of the outstanding shares of Common Stock.

                          Montaur individually beneficially owns 8,133,511 shares of Common Stock, which includes 7,927,875 shares of Common Stock issuable upon the conversion and/or exercise of the preferred stock and/or warrants described below.  The shares of Common Stock individually beneficially owned by Montaur represent approximately 8.4% of the outstanding shares of Common Stock.

                          The number of shares of Common Stock beneficially owned by the Reporting Persons excludes the following to the extent that the conversion and/or exercise thereof would be prohibited by the 9.99% Blocker (as defined below), all of which are owned by Montaur:

·	32,700,000 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock (the “Preferred Stock”);
·	6,000,000 shares of Common Stock issuable upon exercise of a Series W Warrant issued on December 26, 2007, as amended (the “Series W Warrant”);
·	8,333,333 shares of Common Stock issuable upon exercise of a Series X Warrant issued on April 16, 2008, as amended (the “Series X Warrant”); and
·	2,400,000 shares of Common Stock issuable upon exercise of a Series AA Warrant issued on July 24, 2009 (the “Series AA Warrant”).

The Certificate of Designations of the Preferred Stock, the Series W Warrant, the Series X Warrant and the Series AA Warrant each contain a blocker (the “9.99% Blocker”) that prevents the conversion or exercise thereof, as applicable, to the extent that such conversion or exercise, as applicable, would result in the holder and its affiliates together beneficially owning more than 9.99% of the outstanding shares of Common Stock, except on 61 days’ prior written notice to the Issuer that the holder waives such limitation.

(b)The Master Fund and Montaur have shared power to vote or direct the vote of the 1,467,233 shares of Common Stock individually owned by the Master Fund and the 8,133,511 shares of Common Stock individually beneficially owned by Montaur.

(c)A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached hereto as Exhibit B.

(d)Not applicable.

(e)Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Master Fund has entered into a notional principal amount derivative agreement (the “Derivative Agreement”) with respect to 1,000,000 shares of the Issuer’s Common Stock, representing an economic interest in 1.1% of the shares of the Issuer’s Common Stock.  The Derivative Agreement provides the Master Fund with economic results that are comparable to the economic results of ownership but does not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreement.  The counterparty to the Derivative Agreement is an unaffiliated third party financial institution.

Except as described above in this Schedule 13D and in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 18, 2011

PLATINUM-MONTAUR LIFE SCIENCES, LLC
By: Platinum Partners Value Arbitrage Fund L.P., as operating member
By: Platinum Management (NY) LLC, as general partner

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as general partner

By:  /s/ Uri Landesman
             Uri Landesman, President

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Neoprobe Corporation dated as of March 18, 2011 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  March 18, 2011

PLATINUM-MONTAUR LIFE SCIENCES, LLC
By: Platinum Partners Value Arbitrage Fund L.P., as operating member
By: Platinum Management (NY) LLC, as general partner

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as general partner

By:  /s/ Uri Landesman
             Uri Landesman, President

EXHIBIT B
TRANSACTIONS DURING THE PAST 60 DAYS

The following transactions were effected by Platinum Partners Value Arbitrage Fund L.P. during the past sixty days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
Jan-18-2011	Common	(50,000)	$2.31
Jan-19-2011	Common	(92,000)	$2.37
Jan-20-2011	Common	(20,000)	$2.35
Jan-21-2011	Common	(70,000)	$2.41
Jan-24-2011	Common	(40,000)	$2.44
Jan-25-2011	Common	(28,500)	$2.45
Jan-26-2011	Common	(21,500)	$2.45
Jan-27-2011	Common	(90,000)	$2.56
Jan-28-2011	Common	(150,000)	$2.92
Jan-31-2011	Common	(34,000)	$2.77
Feb-01-2011	Common	(23,900)	$2.74
Feb-02-2011	Common	(47,000)	$2.62
Feb-03-2011	Common	(20,000)	$2.57
Feb-04-2011	Common	(25,000)	$2.62
Feb-07-2011	Common	(43,214)	$2.83
Feb-08-2011	Common	(35,000)	$2.92
Feb-09-2011	Common	(42,700)	$2.95
Feb-10-2011	Common	(111,935)	$3.09
Feb-11-2011	Common	(235,000)	$3.30
Feb-14-2011	Common	(188,000)	$3.46
Feb-15-2011	Common	(170,175)	$3.45
Feb-16-2011	Common	(130,000)	$3.20
Feb-17-2011	Common	(253,621)	$3.43
Feb-18-2011	Common	(300,000)	$3.67
Feb-22-2011	Common	(170,000)	$3.83
Feb-23-2011	Common	(130,093)	$3.74
Feb-24-2011	Common	(128,134)	$3.73
Feb-25-2011	Common	(71,600)	$3.73
Feb-28-2011	Common	(188,800)	$3.92
Mar-01-2011	Common	(370,085)	$4.20
Mar-02-2011	Common	(370,477)	$4.50
Mar-03-2011	Common	(175,000)	$4.39
Mar-04-2011	Common	(173,045)	$4.04
Mar-07-2011	Common	(47,754)	$3.95
Mar-08-2011	Common	(106,571)	$4.05
Mar-09-2011	Common	(88,963)	$4.03
Mar-10-2011	Common	(74,279)	$3.83
Mar-11-2011	Common	(50,000)	$3.57
Mar-14-2011	Common	(68,824)	$3.26

All of the foregoing transactions were effected on the open market.

There were no transactions effected by Platinum-Montaur Life Sciences, LLC during the past sixty days.